Kitcher Resources Inc.
                          Suite 138 - 1027 Davie Street
                         Vancouver, B.C. Canada V6E 4L2
                             Telephone (604)231-0074
                             Facsimile (309)404-3652
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                                                                  April 23, 2007

Mr. Jason Wynn
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, DC  20549

Re: Kitcher Resources Inc.
    Registration Statement on Form SB-2
    Filed March 15, 2007
    File No. 333-141328

Dear Mr. Wynn,

We are providing this cover letter to assist you in your further review of our registration statement. We have keyed our responses to the comments in your letter dated April 3, 2007.

DETERMINATION OF OFFERING PRICE, PAGE 11

1. The offering price was determined arbitrarily by us and was contingent on our business needs. In determining the number of shares to be offered and the offering price, we took into consideration our cash on hand and the amount of money we would need to implement our business plans. Our statement of reliance on 457(c) was an error on our part. We have relied upon the provisions of Rule 457 which allow us to calculate the registration fee on the basis of the maximum aggregate offering price of all the securities listed in the "Calculation of Registration Fee" table.

PLAN OF DISTRIBUTION, PAGE 13

2. We have disclosed that we will open a standard, non-interest bearing, bank checking account to be used only for the deposit of funds received from the sale of the shares in this offering. The funds will be segregated from our operating account and not transferred for our use until the offering is completed. There is no agreement that governs this separate account other than the board of director meeting minutes authorizing the opening of the account for the purpose stated. We have also added a disclosure to the cover page and the summary section addressing the risk to subscribers associated with the lack of an escrow agent.

3. We have removed the term "promptly" throughout the prospectus and revised to read "within 7 days".

4. We have disclosed that our officer and director will not purchase any shares in this offering.

UNDERTAKINGS

5. We have included all the applicable undertakings pursuant to Item 512(a) and 512(g)(2) of Regulation S-B.

SIGNATURES

6. The signature block has been revised to comply with the signature requirements of Form SB-2.

We would also like to take this opportunity to thank you for your assistance with our registration statement.


Sincerely,


/s/ Raminder Badyal
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Dr. Raminder Badyal
President